EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Foris Ventures, LLC

Signature: /s/ Barbara Hager
Name/Title: Barbara Hager
Manager
Date: September 14, 2026

Vallejo Ventures Trust U/T/A 2/12/96

Signature: /s/ Barbara Hager
Name/Title: Barbara Hager
Special Trustee
Date: September 14, 2026

L. John Doerr

Signature: /s/ L. John Doerr
Name/Title: L. John Doerr
Date: September 14, 2026

Ann Doerr

Signature: /s/ Ann Doerr
Name/Title: Ann Doerr
Date: September 14, 2026

Barbara Hager

Signature: /s/ Barbara Hager
Name/Title: Barbara Hager
Date: September 14, 2026